UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 5)*

Under the Securities Exchange Act of 1934

LILIS ENERGY, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

532403201

(CUSIP Number)

United States of America

Tel. No.: (210) 999-5400

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 16, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS ABRAHAM MIRMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,630,346
	8	SHARED VOTING POWER 1,203,087
	9	SOLE DISPOSITIVE POWER 2,630,346
	10	SHARED DISPOSITIVE POWER 1,203,087

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,833,433 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)    Consists of: (i) 1,203,087 shares of common stock held by The Bralina Group, LLC; (ii) 1,237,012 shares of common stock held directly by Mr. Mirman; and (iii) 1,393,334 options held directly by Mr. Mirman that are acquirable within 60 days. Mr. Mirman has shared voting and dispositive power over the securities held by The Bralina Group, LLC with Susan Mirman. Does not include unvested options to purchase 416,666 shares of common stock. In addition, Mr. Mirman beneficially owns an aggregate of 861,728 additional shares of common stock acquirable within 60 days, each of which is subject to a Blocker Limitation. However, Mr. Mirman’s percentage ownership is currently in excess of such Blocker Limitations, and as a result, such Blocker Securities have been excluded from the table. These Blocker Securities consist of the following: (i) 305,187 shares of common stock issuable upon exercise of warrants held directly by Mr. Mirman and (ii) 556,541 shares of common stock issuable upon exercise of warrants held by The Bralina Group, LLC.

(2)    Percentage based upon 50,713,824 outstanding shares of Common Stock.

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INTRODUCTORY NOTE

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the “Act”), this Amendment No. 5 to the Schedule 13D (this “Amendment No. 5”) amends certain items of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 1, 2015, and amended by Amendment No. 1, No. 2, No. 3 and No. 4 to the Schedule 13D filed on January 8, 2016, June 30, 2016, December 20, 2016, and May 8, 2017, respectively (as amended, the “Schedule 13D”). This Amendment No. 5 relates to the granting of option and restricted stock awards to replace the value of rescinded option awards, to Abraham Mirman, the Chief Executive Officer and a director of the Issuer.

Item 1. Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D relates to the common stock, $0.0001 par value per share (the “Shares”), of Lilis Energy, Inc., (f/k/a Recovery Energy, Inc.) a Nevada corporation (the “Issuer”), and is being filed by Abraham Mirman (the “Reporting Person”) with respect to the Shares. The Shares are currently listed on the NYSE MKT.

The address of the principal executive offices of the Issuer is 300 E. Sonterra Blvd., Suite No. 1220, San Antonio, TX 78258, United States of America. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Rescission and Granting of Option and Restricted Stock Awards

Pursuant to Lilis Energy, Inc.’s 2016 Omnibus Incentive Plan (the “Plan”), Mr. Mirman was granted stock options covering 1,250,000 Shares on June 24, 2016 and 500,000 shares on December 15, 2016. To satisfy the requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended, the Plan included an annual limit on grants of stock options and stock appreciation rights to any individual participant of 10,000,000 Shares, which was automatically adjusted to 1,000,000 Shares as a result of the Issuer’s 1-for-10 reverse stock split effective June 23, 2016. The 2016 option grants to Mr. Mirman inadvertently exceeded this award limit. As a result, on June 16, 2017, the Issuer’s compensation committee approved a rescission of 250,000 of the options granted in June 2016 and the entire December 2016 option grant. The Issuer’s compensation committee believed these awards otherwise represented appropriate compensation opportunities for Mr. Mirman, and on June 16, 2017, the Issuer’s compensation committee approved the grant of stock options covering 750,000 Shares and a restricted stock award in the amount of 389,657 Shares to replace the lost value of the rescinded option awards, of which an aggregate of 107,884 Shares were forfeited and cancelled by the Issuer in exchange for the Issuer’s agreement to pay federal and state tax withholding obligations of Mr. Mirman resulting from the vesting and delivery of the Shares. For tax withholding purposes, the value of the Shares was deemed to be $5.31 for the portion that vested on June 16, 2017, and $5.01 for the portion that vested on June 24, 2017, which was the closing price of the Shares on their respective vesting date.

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Item 4. Purpose of Transaction.

As described in Item 3 above, the Reporting Person acquired the securities identified in this Schedule 13D in connection with the transaction described above.

The securities described in this Statement are being held by the Reporting Person for investment purposes. Depending on market conditions and other factors the Reporting Person may deem relevant, the Reporting Person may acquire additional Shares, or dispose of the Shares, from time to time, in open market or privately negotiated transactions. The Reporting Person may, at any time and from time to time, review or reconsider his position, change his purpose or formulate plans or proposals with respect thereto.

 In the ordinary course of his duties as an officer and director of the Issuer, the Reporting Person has and expects in the future to discuss and to make decisions regarding plans or proposals with respect to the matters specified in clauses (a) through (j) of this Item 4 with the Issuer.

Except as described in this Statement or in his capacity as an officer and director of the Issuer, the Reporting Person has no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the Issuer.

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e) Any material change in the present capitalization or dividend policy of the Issuer.

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940.

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person.

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association.

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 3,833,433 Shares, constituting 7.4% of the Shares.

(b)	The Reporting Person (i) has the sole power to vote or direct the vote of 2,630,346 Shares; (ii) has the shared power to vote or direct the vote of 1,203,087 Shares; (iii) has the sole power to dispose or direct the disposition of 2,630,346 Shares; and (iv) has the shared power to dispose or direct the disposition of 1,203,087 Shares.

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(c)	The Reporting Person has not engaged in any other transactions, other than as disclosed above, in the Issuer’s Common Stock during the last 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 26, 2017
(Date)

By:	/s/ Abraham Mirman
Name:	Abraham Mirman

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